Exhibit 99.19

Notice to ASX/LSE

Oyu Tolgoi to pursue international arbitration

20 February 2020

LONDON--(BUSINESS WIRE)-- Rio Tinto announces that Oyu Tolgoi LLC (Oyu Tolgoi) has initiated a formal international arbitration process to seek a definitive resolution with regard to a dispute with the Mongolian Tax Authority (MTA), concerning taxes paid by Oyu Tolgoi between 2013 and 2015.
The dispute resolution provisions set out in the 2009 Investment Agreement (IA) and the 2015 Underground Mine Development and Financing Plan with the Government of Mongolia call for arbitration under the United Nations Commission on International Trade Law (UNCITRAL) arbitration rules, to be heard in London before a panel of three arbitrators.
On 16 January, 2018, Oyu Tolgoi received a tax assessment for approximately $155 million from the MTA relating to an audit on taxes imposed and paid by Oyu Tolgoi between 2013 and 2015. In January 2018, Oyu Tolgoi paid an amount of $4.8 million to settle unpaid taxes, fines and penalties for accepted items.
Arnaud Soirat, chief executive Copper & Diamonds, said “We have worked diligently with the government and tax office representatives in Mongolia to find a mutually acceptable settlement and came to the conclusion that arbitration is the best way forward to resolve this issue.”
Under the UNCITRAL Arbitration Rules, all parties agree that the arbitral award shall be final and binding on the parties and that the parties shall carry out the award immediately.

View source version on businesswire.com: https://www.businesswire.com/news/home/20200220005959/en/
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